Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Three Months Ended
	March 31,

(Dollars in millions)	2013	2012
Income before income taxes	$74	$552
Adjustments:
Income from equity investee	(5)	(2)
Income attributable to redeemable noncontrolling interest	(2)	-
Income before income taxes, as adjusted	$67	$550
Fixed charges included in income:
Interest expense	$67	$66
Interest portion of rental expense	10	11
Interest credited to contractholders	-	1
	$77	$78
Income available for fixed charges	$144	$628
RATIO OF EARNINGS TO FIXED CHARGES:	1.9	8.1